2025 Form NRSRO
Exhibit 4

Corporate Organizational Structure


HEARST RATINGS II, INC.
(Delaware)
FITCH GROUP, INC.
(Delaware)
FITCH SOLUTIONS, INC.
(Delaware)
FITCH RATINGS, INC.
(Delaware)
FITCH LEARNING, INC.
(Delaware)

2025 Form NRSRO Exhibit 4


Independent Directors
Fitch Ratings Inc/Fitch Ratings Ltd
Board of Directors
President and CEO
Fitch Group
Fitch Group Operations
President
Chief Information Officer
Chief Information Security Officer
Data Privacy Manager
Global Head of HR
Chief Financial Officer
General Counsel
Chief Compliance Officer
Regulatory Compliance
Personal Conflict Monitoring
Compliance Infrastructure
Compliance Testing & Monitoring
Head of Internal Audit
Chief Operating Officer
Ratings Strategy and Analytics
Rating Services
Regulatory Affairs, Policies and Procedures
Ratings Workflow Solutions
Ratings Data
Ratings AI
Global Analytical Head
Global Group Head
Corporate Finance
Global Group Head
Sovereigns
Global Group Head
Structured Finance
Covered Bonds
Global Group Head
U.S. Public Finance
Global Infrastructure
International Public Finance
Global Group Head
Banks
Insurance
Funds & Asset Management
Non-Bank Financial Institutions
Global Head of Business & Relationship Mgmt
Global Head Structured Finance
Global Head Investor Relations
Global Head FI & PF
Global Head Revenue Management
Global Head Corporates & GIG
Regional Head Latin America
Regional Co-Heads Asia Pacific
Chief Risk & Credit Officer
Credit Officer Group
Credit Review Group
Credit Commentary & Research
Chief Criteria Officer
Operational Risk Review
Member of the Fitch Ratings Executive Committee

Fitch Ratings, Inc. Organizational Structure


FITCH RATINGS, INC. (Delaware)
FITCH RATINGS CANADA, INC.* (Canada)
FITCH RATINGS LTD (England and Wales)
FITCH RATINGS LANKA LIMITED* (Sri Lanka)
FITCH CENTROAMERICA, S.A.* (Panama)
FITCH RATINGS COLOMBIA S.A. SOCIEDAD CALIFICADORA DE VALORES* (Colombia)
See additional Credit Rating Affiliates on next page
FITCH SOLUTIONS LIMITED+ (England and Wales)
FITCH COSTA RICA CALIFACADORA DE RIESGO, S.A.* (Costa Rica)
FITCH CENTROAMERICA, S.A.* (Guatemala)
FITCH REPUBLICA DOMINICANA S.R.L. SOCIEDAD CALIFICADORA DE RIESGOS* (Dominican Republic)
FITCH SOLUTIONS ASIA PTE LTD+ (Singapore)
FITCH SOLUTIONS INDIA ADVISORY PRIVATE LIMITED+ (India)
FITCH SOLUTIONS DEUTSCHLAND GMBH+ (Germany)

*Not included in Item 3 of Form NRSRO.
+Not engaged in the provision of credit rating services and not included in Item 3 of the Form NRSRO.

Fitch Ratings Ltd Organizational Structure

- FITCH RATINGS LTD (England and Wales)
  - FITCH RATINGS CIS LTD* (England and Wales)
  - FITCH RATINGS IRELAND LIMITED (Ireland)
  - INDIA RATINGS & RESEARCH PRIVATE LIMITED* (India)
  - FITCH INDIA SERVICES PRIVATE LIMITED* (India)
  - FITCH RATINGS (BEIJING) LIMITED (China)
  - FITCH (CHINA) BOHUA CREDIT RATINGS LTD* (China)
  - INTER ARAB RATING COMPANY E.C.* (Bahrain)
    - FITCH NORTH AFRICA SA*^ (Tunisia)
  - FITCH RATINGS JAPAN LIMITED (Japan)
  - FITCH (HONG KONG) LIMITED (Hong Kong)
  - FITCH AUSTRALIA PTY LIMITED (Australia)
  - KOREA RATINGS CORPORATION* (Korea)
    - E-CREDIBLE CO., LTD*# (Korea)
      - E-CREDIBLE NETWORKS CO., LTD*# (Korea)
  - FITCH RATINGS SINGAPORE PTE. LTD. (Singapore)
  - PT FITCH RATINGS INDONESIA* (Indonesia)
  - FITCH MEXICO, S.A. DE C.V. (Mexico)
  - FITCH RATINGS BRASIL LTDA. (Brazil)
  - FITCH HOLDING S.A.* (Chile)
    - FITCH CHILE CLASIFICADORA DE RIESGO LIMITADA*# (Chile)
  - FITCH RATINGS (THAILAND) LIMITED* (Thailand)
  - APOYO & ASOCIADOS INTERNACIONALES S.A.C. CLASIFICADORA DE RIESGO*^ (Peru)
  - FIX SCR S.A. AGENTE DE CALIFICACIÓN DE RIESGO*^ (Argentina)
    - FIX-SCR URUGUAY CALIFICADORA DE RIESGO S.A.*# (Uruguay)

*Not included in Item 3 of Form NRSRO.
^Minority owned by Fitch Ratings Ltd.
#Fitch Ratings Ltd does not own any equity directly in these entities.